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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 5)*


                              Armor Holdings, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    042260109
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                                 (CUSIP Number)


Kanders Florida Holdings, Inc.                    Robert L. Lawrence, Esq.
Warren B. Kanders                                 Kane Kessler, P.C.
c/o Armor Holdings, Inc.                          1350 Avenue of the Americas,
1400 Marsh Landing Parkway                        26th Floor
Jacksonville, FL 32250                            New York, NY 10019
(904) 741-5400                                    (212) 541-6222
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 10, 2001
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             (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


CUSIP NO.  042260109                                       Page  2  of  5  Pages
                                                                ---    ---

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
         Kanders Florida Holdings, Inc.
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         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
   2                                                                     (b) |X|
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         SEC USE ONLY
   3
--------------------------------------------------------------------------------

         SOURCE OF FUNDS*
   4
         n/a
--------------------------------------------------------------------------------

        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(E)                                                   |_|
   5

--------------------------------------------------------------------------------

         CITIZENSHIP OR PLACE OF ORGANIZATION

   6     Delaware

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                               SOLE VOTING POWER
                          7
                               2,127,355
                        --------------------------------------------------------

       NUMBER OF               SHARED VOTING POWER
         SHARES           8
      BENEFICIALLY             0
        OWNED BY        --------------------------------------------------------
          EACH
       REPORTING               SOLE DISPOSITIVE POWER
         PERSON           9
          WITH                 2,127,355
                        --------------------------------------------------------

                               SHARED DISPOSITIVE POWER
                         10
                               0
--------------------------------------------------------------------------------

         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
         2,127,355
--------------------------------------------------------------------------------

        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              |_|
  12
--------------------------------------------------------------------------------

         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
         6.9%
--------------------------------------------------------------------------------

         TYPE OF REPORTING PERSON*
  14
         CO
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                      SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                  SCHEDULE 13D


CUSIP NO. 042260109                                        Page  3  of  5  Pages
                                                                ---    ---

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
         Warren B. Kanders
--------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   2                                                                     (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------

         SEC USE ONLY

   3

--------------------------------------------------------------------------------
         SOURCE OF FUNDS*
   4
         n/a
--------------------------------------------------------------------------------

         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  |_|
   5
--------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION

   6
         United States of America
--------------------------------------------------------------------------------

                              SOLE VOTING POWER
                         7
                              212,500
                       --------------------------------------------------------
       NUMBER OF
         SHARES               SHARED VOTING POWER
      BENEFICIALLY       8
        OWNED BY              2,127,355
          EACH         ---------------------------------------------------------
       REPORTING
         PERSON               SOLE DISPOSITIVE POWER
          WITH           9
                              212,500
                       --------------------------------------------------------

                              SHARED DISPOSITIVE POWER
                        10
                              2,127,355
--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
         2,339,855
--------------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             |_|
  12
--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
         7.6%
--------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON*
  14
         IN
--------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!


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                  The Schedule 13D filed January 29, 1996, as amended by:
Amendment No. 1 filed December 31, 1996, Amendment No. 2 filed August 21, 1997, Amendment No. 3 filed May 19, 1999, and Amendment No. 4 filed March 28, 2001 (the "Schedule 13D") filed by Kanders Florida Holdings, Inc. ("KFH") and Warren
B. Kanders in connection with the shares of common stock, par value $.01 per share (the "Common Stock"), of Armor Holdings, Inc., a Delaware corporation (the "Company") is hereby amended by this Amendment No. 5 to Schedule 13D as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  KFH is the owner of 2,127,355 shares of Common Stock. On December 10, 2001, KFH sold 838,000 shares of Common Stock in connection with the Company's underwritten public offering (the "Offering") of an aggregate of 7,015,000 shares of Common Stock at an offering price of $22.00 per share. In connection with such offering, the Company sold 5,765,000 shares of Common Stock and certain selling stockholders, including KFH, sold 1,250,000 shares of Common Stock. KFH has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition with respect to all shares of Common Stock owned by KFH.

                  Mr. Kanders holds options to purchase 212,500 shares of the Company's Common Stock. Mr. Kanders has the sole power to vote and dispose of all shares of Common Stock issuable upon exercise of such option. Mr. Kanders, the President, sole director and sole stockholder of KFH, may be deemed to be the beneficial owner of the shares of Common Stock that are owned by KFH and may be deemed to share the power to vote or direct the vote and the power to dispose or direct the disposition of the Common Stock owned by KFH.

                  The 2,339,855 shares of Common Stock collectively owned by KFH and Mr. Kanders constitute approximately 7.6% of the outstanding shares of Common Stock of the Company. The 2,127,355 shares of Common Stock of the Company that are owned by KFH constitute approximately 6.9% of the outstanding shares of Common Stock of the Company. The 212,500 shares of Common Stock issuable upon exercise of the option held by Mr. Kanders constitute approximately 0.7% of the outstanding shares of Common Stock of the Company.

                  The percentage of shares of Common Stock reported beneficially owned by each of the persons referred to herein is based upon 30,655,321 shares outstanding as of December 10, 2001.

                  Except as provided herein, there have been no transactions in the shares of Common Stock in the past 60 days by KFH or Mr. Kanders.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO THE SECURITIES OF THE ISSUER

                  In connection with the sale by KFH of 838,000 shares of Common Stock in the Offering, KFH and Mr. Kanders entered into a lock-up agreement (the "Underwriters' Lock-Up Agreement") with Merrill Lynch& Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Bear, Stearns & Co., Inc. ("Bear Stearns"), and First Union Securities, Inc. ("First Union"), as representatives of the several underwriters, pursuant to which KFH and Mr. Kanders agreed that during a period of 90 days from December 4, 2001, they would not, subject


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to certain exceptions, transfer any shares of Common Stock owned by them (or, directly or indirectly, enter into certain other transaction with similar economic consequences) without the prior written consent of Merrill Lynch. A copy of the form of Underwriters' Lock-Up Agreement is attached as Exhibit 99.1 hereto.

                  Mr. Kanders, as Chairman of the Board of Directors of the Company, and the other directors of the Company entered into a lock-up agreement (the "Director Lock-Up Agreement") with the Company. Pursuant to such Director Lock-Up Agreement, Mr. Kanders agreed that until the next annual meeting of the Company's stockholders, he would not, subject to certain exceptions, transfer any shares of Common Stock owned by him (or, directly or indirectly, enter into certain other transaction with similar economic consequences) without the prior written consent of Chairman of the Board of Directors of the Company. A copy of the form of Director Lock-Up Agreement is attached as Exhibit 99.2 hereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  A copy of the form of Underwriters' Lock-Up Agreement is attached as Exhibit 99.1 hereto. A copy of the form of Director Lock-Up Agreement is attached as Exhibit 99.2 hereto.


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                                   SIGNATURES

                  The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.



                                                  KANDERS FLORIDA HOLDINGS, INC.


                                                  By: /s/ Warren B. Kanders
                                                      --------------------------
                                                      Warren B. Kanders
                                                      President



                                                      /s/ Warren B. Kanders
                                                      --------------------------
                                                      Warren B. Kanders